UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3 )
Under the Securities Exchange Act of 1934

BRIGHTPOINT, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
109473405
(CUSIP Number)
Andrew Bennett
Nordic Capital VI Limited
26 Esplanade
St. Helier, Jersey JE2 3QA
Channel Islands
+44-1534-605101
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 28, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	109473405

1.	NAME OF REPORTING PERSON: I.R.S. Identification No. of Above Person (Entities Only): Nordic Capital VI Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,500,000

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		13,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	13,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.5%*

14.	TYPE OF REPORTING PERSON:

	CO
* Based on 81,917,475 shares of common stock outstanding as of May 1, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on May 7, 2009.

CUSIP No.	109473405

1.	NAME OF REPORTING PERSON: I.R.S. Identification No. of Above Person (Entities Only): NC Telecom Holding A/S (formerly known as Dangaard Holding A/S)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS

	AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Denmark

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,500,000

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		13,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	13,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.5%*

14.	TYPE OF REPORTING PERSON

	CO
* Based on 81,917,475 shares of common stock outstanding as of May 1, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on May 7, 2009.

     This Amendment No. 3 hereby amends and supplements Items 4 and 5 of the statement of beneficial ownership on Schedule 13D (as amended, the “Schedule 13D”) relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Brightpoint, Inc., an Indiana corporation (“Brightpoint”), filed on August 10, 2007 and amended on June 29, 2009 and July 22, 2009 by and on behalf of the Reporting Persons. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 3 have the same meanings ascribed to them in the initial Schedule 13D, as amended.
Item 4. Purpose of Transaction.
     The information set forth in Item 4 is hereby amended and supplemented with the following:
     The Underwriter exercised in full its option to cover over-allotments in connection with the sale of Brightpoint Common Stock offered pursuant to the Underwriting Agreement. This transaction was consummated on July 28, 2009.
Item 5. Interest in Securities of the Issuer.
The information set forth in Item 5 (a) and (b) is hereby amended and restated to read as follows:
     (a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
     NC Telecom directly holds the 13,500,000 shares of Brightpoint Common Stock, which constitutes approximately 16.5% of the total outstanding shares of Brightpoint Common Stock. Nordic Capital VI Limited exercises investment discretion and control over the shares directly held by NC Telecom in its capacity as sole general partner of certain limited partnerships that hold 89 percent (80 percent on a fully diluted basis) of the outstanding shares of NC Telecom. These limited partnerships are Nordic Capital VI Alpha, L.P., which owns 41 percent (37 percent on a fully diluted basis) of the outstanding shares of NC Telecom, and Nordic Capital VI Beta, L.P., which owns 48 percent (43 percent on a fully diluted basis) of the outstanding shares of NC Telecom. Nordic Capital VI Limited is managed by a six-person board named in Item 2 herein, and all board action relating to the voting or disposition of the shares of Brightpoint Common Stock requires approval of the board.
     (c) On July 28, 2009, NC Telecom sold 1,500,000 shares of Brightpoint Common Stock at a public offering price of $5.00 per share less an underwriting fee of 3.5% as a result of the Underwriter’s exercise in full of its option to cover over-allotments in connection with the sale of Brightpoint Common Stock offered pursuant to the Underwriting Agreement.

Item 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement, dated as of August 10, 2007, by and among the Reporting Persons (incorporated by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons on August 10, 2007).
2.	Stock Purchase Agreement, dated as of February 19, 2007, by and among Dangaard Holding A/S, a Danish company, Dangaard Telecom A/S, a Danish company and a wholly owned subsidiary of Dangaard Holding A/S, Brightpoint, Inc., an Indiana corporation, and, for purposes of Sections 6.16 and 12.4 only, Nordic Capital Fund VI (consisting of: Nordic Capital VI Alpha, L.P. and Nordic Capital VI Beta, L.P., Jersey limited partnerships acting through their general partner, Nordic Capital VI Limited, a Jersey company, NC VI Limited, a Jersey company, and Nordic Industries Limited, a Jersey company) and First, Second and Third Amendments thereto (incorporated by reference to Annex A to Brightpoint, Inc.’s Definitive Proxy Statement on Schedule 14A filed on June 20, 2007).
3.	Shareholder Agreement, dated as of July 31, 2007, by and between Brightpoint, Inc. and Dangaard Holding A/S (incorporated by reference to Exhibit 4.1 to Brightpoint, Inc.’s Current Report on Form 8-K filed on August 2, 2007).
4.	Registration Rights Agreement, dated as of July 31, 2007, among Brightpoint, Inc. and Dangaard Holding A/S (incorporated by reference to Exhibit 4.2 to Brightpoint, Inc.’s Current Report on Form 8-K filed on August 2, 2007).
5.	Escrow Agreement, dated as of July 31, 2007, by and among Brightpoint, Inc., Dangaard Holding A/S, and American Stock Transfer & Trust Company, as escrow agent (incorporated by reference to Exhibit 10.3 to Brightpoint, Inc.’s Current Report on Form 8-K filed on August 2, 2007).
6.	Underwriting Agreement, dated as of July 15, 2009, among Brightpoint, Inc., NC Telecom Holding A/S, and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 1.1 to Brightpoint, Inc.’s Current Report on Form 8-K filed on July 21, 2009).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 31, 2009

NORDIC CAPITAL VI LIMITED
By:	/s/ Andrew Bennett
	Name:	Andrew Bennett
	Title:	Director

NC TELECOM HOLDING A/S
By:	/s/ Michael Haaning
	Name:	Michael Haaning
	Title:	Director